

Mail Stop 3561

January 18, 2018

Via E-mail
Lee Buckler
Chief Executive Officer
Replicel Life Sciences Inc.
Suite 900 – 500 Granville St.
Vancouver, BC V6C 3PI
Canada

> **Re: Replicel Life Sciences Inc.**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed May 1, 2017**
> **File No. 000-50112**

Dear Mr. Buckler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining